Exhibit 99.1

Qutoutiao Inc. Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

SHANGHAI, March 5, 2019 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), an innovative and fast growing mobile content platform company in China, today announced its unaudited financial results in the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	Average MAUs[1] reached 93.8 million, representing an increase of 286.0% from 24.3 million in the fourth quarter of 2017 and an increase of 43.8% from 65.2 million in the previous quarter.
•	Average DAUs[2] reached 30.9 million, representing an increase of 224.2% from 9.5 million in the fourth quarter of 2017 and an increase of 45.2% from 21.3 million in the previous quarter.
•

Average daily time spent per DAU reached 63.0 minutes, representing an increase of 96.3% from 32.1 minutes in the fourth quarter of 2017 and an increase of 12.7% from 55.9 minutes in the previous quarter.

•	Net revenues increased 426.1% year-over-year to RMB1,327.0 million (US$193.0 million), exceeding the high end of the Company’s guided range at RMB1,250.0 million.
•

Net loss was RMB398.0 million (US$57.9 million), compared to net loss of RMB54.6 million in the same period in 2017 and RMB1,033.4 million in the previous quarter. Net loss margin was 30.0%, compared to 21.7% in the same period in 2017 and 105.7% in the previous quarter.

•

Non-GAAP net loss was RMB366.7 million (US$53.3 million), compared to non-GAAP net loss of RMB52.4 million in the same period in 2017 and RMB298.4 million in the previous quarter. Non-GAAP net loss margin was 27.6%, compared to 20.8% in the same period in 2017 and 30.5% in the previous quarter.

Mr. Eric Siliang Tan, Co-founder and Executive Chairman of Qutoutiao, commented, “We are excited to close fiscal year 2018 with another strong quarter, capping off an extraordinary year of growth. Our flagship mobile application, Qutoutiao, has continued to attract users from lower-tier cities in China in the fourth quarter. Our mobile literature application Midu, which was launched in May 2018, is a pioneer in offering free literature supported by advertising. In December 2018, Midu reached 5 million DAUs and we believe it is well positioned to challenge the traditional paid-subscription model in the online literature industry. By the end of 2018, our users were spending approximately 40 million hours on Qutoutiao and Midu per day, accounting for about 1.3%3 of Chinese users’ total time spent on mobile Internet, and we aim to reach 2.5% to 3.0% by the end of 2019.

“Midu is an important step in achieving our mission of ‘Bring Fun and Value to Users through Content’. We are very happy to see that Midu users are now able to enjoy their favourite literature under an innovative free-to-read model. However, Midu is certainly not our last step. Moving forward, we will continue to expand into new content categories such as short video by relying on innovation like what we did with Midu. To support such expansion, we will continue to focus on enhancing our technology platform, in particular, our user growth engine, AI-based content recommendation engine and monetization engine.” Mr. Tan added.

[1]

“MAUs” refers to the number of unique mobile devices that accessed a mobile application in a given month. “Average MAUs” for a particular period is the average of the total MAUs of mobile applications operated by the Company in each month during that period.

[2]

“DAUs” refers to the number of unique mobile devices that accessed a mobile application on a given day. “Average DAUs” for a particular period is the average of the total DAUs of mobile applications operated by the Company on each day during that period.

[3]	According to Company internal data and CNNIC data.

Exhibit 99.1

Mr. Jingbo Wang, Director and Chief Financial Officer of Qutoutiao, said, “We are pleased to announce that our full year net revenues in 2018 reached RMB3,022.1 million, representing 484.5% growth over 2017. In the fourth quarter, our net revenues reached RMB1,327.0 million, representing year-over-year growth of 426.1%.”

“We are also pleased to see that our non-GAAP net loss margin narrowed from 30.5% in the third quarter to 27.6% in the fourth quarter.” Mr Wang added, “mainly thanks to our ongoing efforts to control user engagement expenses, which we expect to continue to decline on a per-DAU basis in the coming quarters. In the fourth quarter of 2018, we continued to acquire users in large numbers while still maintaining favourable acquisition cost per user. We believe such investment captures important opportunities, especially in the lower-tier cities market and will create significant shareholder value in the long-run.”

Fourth Quarter 2018 Financial Results

Net revenues in the fourth quarter of 2018 were RMB1,327.0 million (US$193.0 million), an increase of 426.1% from RMB252.2 million in the same period of 2017.

Advertising and marketing revenues were RMB1,247.9 million (US$181.5 million) in the fourth quarter of 2018, an increase of 399.4% from RMB249.9 million in the same period of 2017, primarily due to increases in the Company’s user base, time spent and ability to monetize user traffic.

Other revenues were RMB79.1 million (US$11.5 million) in the fourth quarter of 2018, a significant increase from RMB2.3 million in the same period of 2017. Other revenues primarily represent revenues from online marketing platform services, and the increase was driven by the expanding scale and increasing sophistication of the Company’s advertising platform.

Cost of revenues were RMB203.8 million (US$29.6 million) in the fourth quarter of 2018, an increase of 349.6% from RMB45.3 million in the same period of 2017, primarily attributable to increases in content procurement costs and in salaries and benefits associated with an increase in the number of employees responsible for content management.

Gross profit was RMB1,123.2 million (US$163.4 million) in the fourth quarter of 2018, an increase of 442.9% from RMB206.9 million in the same period of 2017. Gross margin was 84.6%, compared to 82.0% in the same period of 2017.

Research and development expenses were RMB127.0 million (US$18.5 million) in the fourth quarter of 2018, a significant increase from RMB8.4 million in the fourth quarter of 2017, primarily due to the Company’s efforts in enhancing technology capabilities, more specifically, the Company’s AI-based content recommendation technology.

Sales and marketing expenses were RMB1,368.1 million (US$199.0 million) in the fourth quarter of 2018, an increase of 462.7% from RMB243.1 million in the fourth quarter of 2017, primarily attributable to our continued efforts in acquiring users and the increased cost of the loyalty program due to the Company’s enlarged user base.

User engagement expenses were RMB563.3 million (US$81.9 million) in the fourth quarter of 2018, increased 346.7% year-over-year, primarily due to our enlarged user base. User engagement expenses per DAU per day were RMB0.20 in the fourth quarter of 2018, a decrease of 19.4% from the previous

Exhibit 99.1

quarter. The decrease of user engagement expenses per DAU per day was primarily due to the Company’s ongoing efforts in controlling user engagement expenses for Qutoutiao and the absence of such expenses for Midu.

User acquisition expenses were RMB746.9 million (US$108.6 million) in the fourth quarter of 2018, an increase of 678.8% from the same period of 2017. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing, and the increase was primarily driven by the Company’s continued strategic investments into building user base. User acquisition expenses per new installed user4 in the fourth quarter of 2018 were RMB6.57, compared to RMB6.75 in the third quarter of 2018.

Other sales and marketing expenses were RMB 57.9 million (US$8.4 million) in the fourth quarter of 2018, an increase of 174.2% from RMB21.1 million in the fourth quarter of 2017, mainly due to an increase in brand campaigns and promotions as we continue to strengthen our brand recognition.

General and administrative expenses were RMB45.2million (US$6.6 million) in the fourth quarter of 2018, an increase of 339.9% from RMB10.3 million in the fourth quarter of 2017, primarily due to increases in the number of employees and their salaries and benefits as a result of our operational expansion.

Loss from operations was RMB416.4 million (US$60.6 million), compared to RMB54.9 million in the fourth quarter of 2017 and RMB1,043.3 million in the third quarter of 2018. Operating loss margin was 31.4%, compared to 21.8% in the fourth quarter of 2017 and 106.8% in the previous quarter.

Non-GAAP loss from operations was RMB385.1 million (US$56.0 million), compared to RMB52.6 million in the fourth quarter of 2017 and RMB308.3 million in the third quarter of 2018. Non-GAAP operating loss margin was 29.0%, compared to non-GAAP operating loss margin of 20.9% in the fourth quarter of 2017 and 31.6% in the previous quarter.

Net loss was RMB398.0 million (US$57.9 million) in the fourth quarter of 2018, compared to net loss of RMB54.6 million in the same period in 2017 and RMB1,033.4 million in the previous quarter. Net loss margin was 30.0%, compared to net loss margin of 21.7% in the same period in 2017 and 105.7% in the previous quarter.

Non-GAAP net loss was RMB366.7 million (US$53.3 million), compared to non-GAAP net loss of RMB52.4 million in the same period in 2017 and RMB298.4 million in the previous quarter. Non-GAAP net loss margin was 27.6%, compared to non-GAAP net loss margin of 20.8% in the same period in 2017 and 30.5% in the previous quarter.

Net loss attributable to ordinary shareholders was RMB398.5 million (US$58.0 million), compared to RMB60.6 million in the same quarter of 2017 and RMB1,055.1 million in the previous quarter. Non-GAAP net loss attributable to ordinary shareholders was RMB367.3 million (US$53.4 million), compared to RMB58.4 million in the same period of 2017 and RMB320.1 million in the previous quarter.

[4]	“New installed users” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once

Exhibit 99.1

Basic and diluted net loss per American Depositary Share (“ADS”) were RMB1.61 (US$0.23). Non-GAAP basic and diluted net loss per ADS were RMB1.48 (US$0.22). Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheets and Cash Flows

As of December 31, 2018, the Company had cash, cash equivalents and short-term investments of RMB2,301.7 million (US$334.8 million), compared to RMB2,476.7 million as of September 30, 2018.

Net cash used in operating activities was RMB217.8 million (US$31.7 million) in the fourth quarter of 2018. Net loss in the fourth quarter of 2018 was RMB398.0 million (US$57.9 million). While the Company incurred losses in the fourth quarter of 2018, it used a significantly lower amount of cash in operating activities.

Fiscal Year 2018 Financial Results

Net revenues in the fiscal year of 2018 were RMB3,022.1 million (US$439.6 million), an increase of 484.5% from RMB517.1 million in the fiscal year of 2017.

Advertising and marketing revenues were RMB2,814.3 million (US$409.3 million) in the fiscal year of 2018, an increase of 448.7% from RMB512.9 million in the prior year, primarily due to increases in the Company’s user base, user time spent and the ability to monetize user traffic.

Other revenues were RMB207.9 million (US$30.2 million) in the fourth quarter of 2018, a significant increase from RMB4.2 million in the fiscal year of 2017. Other revenues primarily represent revenues from online marketing platform services, and the increase has been driven by the expanding scale and the increasing sophistication of the Company’s advertising platform.

Cost of revenues was RMB503.6 million (US$73.2 million) in the fiscal year of 2018, an increase of 558.5 % from RMB76.5 million in the fiscal year of 2017, primarily attributable to increases in content procurement costs and in salaries and benefits associated with an increase in the number of employees responsible for content management.

Gross profit was RMB2,518.5 million (US$366.3 million) in the fiscal year of 2018, an increase of 471.7 % from RMB440.6 million in the prior year. Gross margin was 83.3%, compared to 85.2% in the fiscal year of 2017.

Research and development expenses were RMB270.1 million (US$39.3 million) in the fiscal year of 2018, a significant increase from RMB15.3 million in the prior year, primarily due to the Company’s efforts in enhancing technology capabilities, more specifically, the Company’s AI-based content recommendation technology.

Sales and marketing expenses were RMB3,250.0 million (US$472.7 million) in the fiscal year of 2018, an increase of 556.9% from RMB494.7 million in the fiscal year of 2017, primarily attributable to the Company’s continued efforts in acquiring users and the increased cost of the loyalty program as a result of the enlarged user base.

General and administrative expenses were RMB980.7 million (US$142.6 million) in the fiscal year of 2018, a significant increase from RMB25.9 million in the fiscal year of 2017, mainly due to in

Exhibit 99.1

creases in the number of employees and their salaries and benefits as a result of our expanding operations and share-based compensation expenses associated with the share restriction deeds entered into by certain co-founders of the Company in January 2018 and became fully vested upon completion of our initial public offering.

Loss from operations was RMB1,981.6 million (US$288.2 million), compared to RMB95.4 million in the year of 2017. Operating loss margin was 65.6%, compared to 18.5% in the year of 2017.

Non-GAAP loss from operations was RMB1,030.0 million (US$149.8 million), compared to RMB92.0 million in the year of 2017. Non-GAAP operating loss margin was 34.1%, compared to non-GAAP operating loss margin of 17.8% in the year of 2017.

Net loss was RMB1,945.8 million (US$283.0 million) in the fiscal year of 2018, compared to a net loss of RMB94.8 million in the fiscal year of 2017.

Non-GAAP net loss was RMB994.2 million (US$144.6 million), compared to Non-GAAP net loss of RMB91.4 million in the fiscal year of 2017.

Net loss attributable to ordinary shareholders was RMB2,028.9 million (US$295.1 million), compared to RMB100.8 million in the year of 2017. Non-GAAP net loss attributable to ordinary shareholders was RMB1,077.3 million (US$156.7 million), compared to RMB97.4 million in the year of 2017.

Net cash used in operating activities was RMB434.8 million (US$63.2 million) in 2018, compared to net loss of RMB1,945.8 million in the same period. While the Company incurred losses in 2018, it used a significantly lower amount of cash in operating activities.

Completion of Registration for “Qutoutiao” Trademark

In the prospectus for our initial public offering, we disclosed that as of the time of such prospectus, we had not completed the trademark registration for “Qutoutiao”, the name of our flagship mobile application, due to an objection filed by one of our competitors on the purported ground that “Qutoutiao” was similar to a trademark registered by such competitor.

We are pleased to announce that we have successfully completed the registration for the “Qutoutiao” trademark in the fourth quarter of 2018.

Adoption of Equity Incentive Plan

On January 31, 2019, the Company adopted an equity incentive plan, or the Qutoutiao Inc. Equity Incentive Plan. (the "Plan") to replace all previous equity incentive plans adopted by the Company and in effect prior to the adoption of the Plan, and the aggregate number of Class A Ordinary Shares reserved under the Plan remains the same as the previous equity incentive plans, i.e. 12,464,141shares. On March 5, 2019, the Company further increased  the aggregate number of Class A Ordinary Shares reserved and available for issuance pursuant to Awards granted under the Plan by 3.5% of the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding and as registered on the register of members of the Company on December 31, 2018, and on every January 1 thereafter for 4 years, the aggregate number of Class A Ordinary Shares reserved and available for issuance pursuant to Awards granted under the Plan will be increased by 2.0% of the total number of Class A Ordinary

Exhibit 99.1

Shares and Class B Ordinary Shares outstanding on December 31 of preceding calendar year. Unless terminated earlier, the Plan will terminate automatically in 2029.

Business Outlook

Based on the current market conditions, the Company provides the following outlook reflecting the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change:

For the first quarter of 2019, the Company currently expects:

•	Net revenue to be between RMB1,100 million and RMB1,120 million.

For full year 2019, the Company currenctly expects:

•	Net revenue to be between RMB7,500 million and RMB8,500 million.

Conference Call

The Company’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on March 5, 2019 (9:00 a.m. Beijing/Hong Kong time on March 6, 2019).

Dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437
United States (toll free):	+1-866-519-4004
Hong Kong:	+852-3018-6771
Hong Kong (toll free):	800-906-601
China:	400-620-8038
International:	+65-6713-5090
Conference ID:	4187855

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 13, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697
Hong Kong :	+852-3051-2780
China:	400-632-2162
International:	+61-2-8199-0299
Replay Access Code:	4187855

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of which are from lower-tier cities in China. They

Exhibit 99.1

enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to Qutoutiao Inc., and non-GAAP net loss attributable to ordinary shareholders, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP loss from operations represents loss from operations before share-based compensation expenses; non-GAAP net loss represents net loss before share-based compensation expenses; non-GAAP net loss attributable to Qutoutiao Inc. represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses; and non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking

Exhibit 99.1

statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content feed industry; Qutoutiao’s ability to manage its costs and expenses; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.
Oliver Yucheng Chen
E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com

Exhibit 99.1

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	278,458,413	2,186,288,246
Short-term investments	129,770,000	115,436,080
Accounts receivable, net	43,250,595	203,984,074
Prepayments and other current assets	14,728,734	120,365,506
Total current assets	466,207,742	2,626,073,906

Non-current assets:
Property and equipment, net	4,614,062	13,929,542
Intangible assets	-	94,527,598
Goodwill	-	7,268,330
Other non-current assets	5,758,946	10,672,141
Total non-current assets	10,373,008	126,397,611
Total assets	476,580,750	2,752,471,517

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	14,992,741	131,249,219
Registered users’ loyalty payable	20,977,138	256,661,934
Advance from customers	39,864,599	155,099,317
Salary and welfare payable	5,642,884	43,422,202
Tax payable	21,343,600	101,286,721
Accrued liabilities related to users’ loyalty programs	187,003,469	44,133,812
Accrued liabilities and other current liabilities	21,421,639	379,130,559
Total current liabilities	311,246,070	1,110,983,764

Deferred tax liabilities	-	23,631,899
Other non-current liabilities	-	9,686,219
Non-current liabilities	-	33,318,118
Total liabilities	311,246,070	1,144,301,882

Total mezzanine equity	273,894,691	96,936,855

Shareholders’ (deficit)/equity
Ordinary shares	15,723	41,547
Additional paid-in capital	8,856,316	3,684,130,058
Accumulated other comprehensive income/(loss)	24,651	(16,428,875)
Accumulated deficit	(117,456,701)	(2,153,235,425)
Total Qutoutiao Inc. shareholders’ (deficit)/equity	(108,560,011)	1,514,507,305
Non-controlling interest	-	(3,274,525)
Total (deficit)/equity	(108,560,011)	1,511,232,780

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	476,580,750	2,752,471,517

Exhibit 99.1

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Advertising and marketing revenues	249,881,031	896,464,500	1,247,922,630	512,882,481	2,814,258,024
Other revenue	2,337,920	80,853,332	79,070,591	4,170,469	207,887,761

Net revenues	252,218,951	977,317,832	1,326,993,221	517,052,950	3,022,145,785

Cost of revenues	(45,327,319)	(153,821,888)	(203,797,630)	(76,480,495)	(503,612,729)

Gross profit	206,891,632	823,495,944	1,123,195,591	440,572,455	2,518,533,056

Operating expenses:
Research and development expenses	(8,399,264)	(80,230,784)	(126,964,578)	(15,317,004)	(270,107,740)
Sales and marketing expenses	(243,125,507)	(1,044,965,206)	(1,368,133,058)	(494,725,212)	(3,250,038,106)
General and administrative expenses	(10,272,656)	(741,648,292)	(45,191,017)	(25,946,636)	(980,725,286)
Total operating expenses	(261,797,427)	(1,866,844,282)	(1,540,288,653)	(535,988,852)	(4,500,871,132)

Other gains-net	-	-	724,892	-	724,892

Loss from Operations	(54,905,795)	(1,043,348,338)	(416,368,170)	(95,416,397)	(1,981,613,184)

Interest income	288,999	8,986,275	16,926,642	673,858	31,301,616
Foreign exchange related gains, net	-	1,237,458	798,476	-	4,133,996
Other gains/(loss), net	(6,588)	(320,283)	276,700	(17,150)	(69,181)

Loss before income tax expenses	(54,623,384)	(1,033,444,888)	(398,366,352)	(94,759,689)	(1,946,246,753)
Income tax benefits	-	-	400,541	-	400,541

Net loss	(54,623,384)	(1,033,444,888)	(397,965,811)	(94,759,689)	(1,945,846,212)

Net loss attributable to non-controlling interests	-	2,842,305	432,220	-	3,274,525
Net loss attributable to Qutoutiao Inc.	(54,623,384)	(1,030,602,583)	(397,533,591)	(94,759,689)	(1,942,571,687)

Accretion to convertible redeemable preferred shares redemption value	(6,012,783)	(42,843,200)	-	(6,102,783)	(101,806,743)
Accretion to redemption value of Series A convertible redeemable preferred shares interests of a subsidiary	-	-	(978,201)	-	(978,201)
Gains on repurchase of preferred shares*	-	18,332,152	-	-	18,332,152
Deemed dividend to preferred shareholders	-	-	-	-	(1,916,871)

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders	(60,636,167)	(1,055,113,632)	(398,511,792)	(100,772,472)	(2,028,941,350)

Net loss	(54,623,384)	(1,033,444,888)	(397,965,811)	(94,759,689)	(1,945,846,212)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	24,651	544,476	(4,435,872)	24,651	(16,453,526)
Total comprehensive loss	(54,598,733)	(1,032,900,412)	(402,401,683)	(94,735,038)	(1,962,299,738)
Comprenhensive loss attributable to non-controlling interests	-	2,842,305	432,220	-	3,274,525
Comprehensive loss attributable to Qutoutiao Inc.	(54,598,733)	(1,030,058,107)	(401,969,463)	(94,735,038)	(1,959,025,213)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(0.63)	(8.97)	(1.61)	(1.05)	(14.49)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	96,250,000	117,604,564	247,084,992	96,250,000	140,001,888
— Diluted	96,250,000	117,604,564	247,084,992	96,250,000	140,001,888

*Note: Gain on repurchase of Series C1 preferred shares represent the difference between the fair value of the consideration transferred to the holder and the carrying value of preferred shares upon the repurchase date. Such difference was credited to accumulated deficit and added to earnings available to ordinary shareholders.

Exhibit 99.1

QUTOUTIAO INC.

Reconciliations of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended			For the fiscal year ended
	December 31	September 30	December 31	December 31	December 31
	2017	2018	2018	2017	2018
	RMB	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Loss from Operations	(54,905,795)	(1,043,348,338)	(416,368,170)	(95,416,397)	(1,981,613,184)
Add: Share-based compensation expenses
Cost of revenue	630,772	2,111,603	2,170,147	941,547	5,711,331
General and administrative	121,484	717,726,321	15,186,820	181,338	906,754,064
Sales and marketing	628,790	3,198,778	2,946,192	938,589	9,538,148
Research and development	882,536	11,967,731	10,935,183	1,317,353	29,622,707

Non-GAAP Loss from Operations	(52,642,213)	(308,343,905)	(385,129,828)	(92,037,570)	(1,029,986,934)

Net loss	(54,623,384)	(1,033,444,888)	(397,965,811)	(94,759,689)	(1,945,846,212)
Add: Share-based compensation expenses
Cost of revenue	630,772	2,111,603	2,170,147	941,547	5,711,331
General and administrative	121,484	717,726,321	15,186,820	181,338	906,754,064
Sales and marketing	628,790	3,198,778	2,946,192	938,589	9,538,148
Research and development	882,536	11,967,731	10,935,183	1,317,353	29,622,707

Non-GAAP net loss	(52,359,802)	(298,440,455)	(366,727,469)	(91,380,862)	(994,219,962)

Net loss attributable to Qutoutiao Inc.	(54,623,384)	(1,030,602,583)	(397,533,591)	(94,759,689)	(1,942,571,687)
Add: Share-based compensation expenses
Cost of revenue	630,772	2,111,603	2,170,147	941,547	5,711,331
General and administrative	121,484	717,726,321	15,186,820	181,338	906,754,064
Sales and marketing	628,790	3,198,778	2,946,192	938,589	9,538,148
Research and development	882,536	11,967,731	10,935,183	1,317,353	29,622,707

Non-GAAP net loss attributable to Qutoutiao Inc.	(52,359,802)	(295,598,150)	(366,295,249)	(91,380,862)	(990,945,437)

Net loss attributable to ordinary shareholders	(60,636,167)	(1,055,113,632)	(398,511,792)	(100,772,472)	(2,028,941,350)
Add: Share-based compensation expenses
Cost of revenue	630,772	2,111,603	2,170,147	941,547	5,711,331
General and administrative	121,484	717,726,321	15,186,820	181,338	906,754,064
Sales and marketing	628,790	3,198,778	2,946,192	938,589	9,538,148
Research and development	882,536	11,967,731	10,935,183	1,317,353	29,622,707

Non-GAAP net loss attributable to ordinary shareholders	(58,372,585)	(320,109,199)	(367,273,450)	(97,393,645)	(1,077,315,100)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
Basic and diluted	(0.61)	(2.72)	(1.48)	(1.01)	(7.70)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
Basic	96,250,000	117,604,564	247,084,992	96,250,000	140,001,888
Diluted	96,250,000	117,604,564	247,084,992	96,250,000	140,001,888

Exhibit 99.1

QUTOUTIAO INC.

APPENDIX I – Margin Structure

(As % of net revenues, or otherwise noted)

	For the three months ended
	December 31	March 31	June 30	September 30	December 31
	2017	2018	2018	2018	2018
Net revenues	100.00%	100.00%	100.00%	100.00%	100.00%
Cost and Expenses
Content procurement	5.8%	11.2%	6.4%	5.2%	5.1%
Other cost of sales[5]	11.8%	15.6%	10.5%	10.3%	10.1%
User engagement	50.0%	81.4%	51.1%	49.2%	42.5%
User acquisition	38.0%	64.9%	42.5%	54.5%	56.3%
Other sales and marketing	8.1%	6.7%	4.4%	2.9%	4.1%
Research and development	3.0%	7.8%	7.9%	7.0%	8.7%
General and administrative	4.0%	3.9%	2.3%	2.4%	2.3%

Non-GAAP operating margin	(20.8%)	(91.4%)	(25.0%)	(31.6%)	(29.0%)

[5]	“Other cost of sales” refers to the cost unrelated to content procurement, such as band width, domains, and salaries and benefits for content management employees.

Exhibit 99.1

QUTOUTIAO INC.

APPENDIX II – Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	December 31	March 31	June 30	September 30	December 31
	2017	2018	2018	2018	2018
Net revenues	252.2	236.4	481.4	977.3	1,327.0

User engagement expenses[6]	126.1	192.3	245.8	481.0	563.3
User acquisition expenses[7]	95.9	153.5	204.7	532.2	746.9
Others	21.1	17.0	23.6	31.8	57.9

Total sales and marketing expenses	243.1	362.8	474.1	1,045.0	1,368.1

Average MAUs (in millions)	24.3	28.0	34.1	65.2	93.8
Average DAUs (in millions)	9.5	12.9	12.6	21.3	30.9
New installed users (in millions)	26.8	24.7	35.1	78.8	113.6

Net Revenues per DAU per day(RMB)	0.29	0.23	0.42	0.50	0.47
User engagement expenses per DAU per day (RMB)	0.14	0.19	0.21	0.25	0.20
User acquisition expenses per new installed user(RMB)	3.58	6.21	5.83	6.75	6.57

[6]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivize word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per average DAUs per day” refer to such expenses incurred on an average DAU per day during a particular period.

[7]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new registered user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.